UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company (issuer))

MAVEC CORPORATION

(Offeror)

a wholly owned subsidiary of

MERCK & CO., INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

229678107

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President, Global Public Policy and Corporate Responsibility,

Secretary and Assistant General Counsel

Merck & Co., Inc.

2000 Galloping Hill Road

Kenilworth, NJ 07033

(908) 740-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James Modlin

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,363,218,788	$971,806.02

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 76,421,535 shares of common stock, par value $0.001 per share, of Cubist Pharmaceuticals, Inc. (“Cubist”) multiplied by the offer price of $102.00 per share, (ii) the net offer price for 6,557,184 shares issuable pursuant to outstanding options with an exercise price less than $102.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $102.00 minus such applicable exercise price), (iii) 1,103,155 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $102.00, and an additional 59,608 shares estimated to be subject to issuance upon settlement of restricted stock units to be awarded multiplied by the offer price of $102.00, (iv) 202,298 shares subject to issuance upon settlement of outstanding performance restricted stock units multiplied by the offer price of $102.00, and (v) 45,645 shares estimated to be subject to issuance pursuant to Cubist’s Employee Stock Purchase Plan multiplied by the offer price of $102.00. The calculation of the filing fee is based on information provided by Cubist as of December 4, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $971,806.02	Filing Party: Merck & Co., Inc.
Form of Registration No.: Schedule TO-T	Date Filed: December 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on December 22, 2014 and this Amendment No. 2, the “Schedule TO”), which relates to the tender offer by Mavec Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Cubist Pharmaceuticals, Inc., a Delaware corporation (“Cubist”), at a price of $102.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated December 19, 2014 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment No. 2 is being filed on behalf of Parent and Purchaser. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Offer to Purchase.

Amendments to the Offer to Purchase

Item 12 of the Schedule TO

Exhibit No.	Description

(a)(1)(N)	Updated Presentation of Merck & Co., Inc., dated December 23, 2014.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2014

MAVEC CORPORATION

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Vice President

MERCK & CO., INC.

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Head of Corporate Development

Exhibit Index

Exhibit No.	Description

(a)(1)(N)	Updated Presentation of Merck & Co., Inc., dated December 23, 2014.